Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

November 5, 2009

Dear Valued Customer,

As I am sure you have heard, ACS and Xerox have decided to join forces to create a new class of solutions provider with leading technology and expertise in document and business process management.  We at ACS are very excited about this partnership and, as our valued customer, we want to provide you with some further information related to this announcement.

As you know, Xerox is the world's leading document management technology and services enterprise.  We all recognize Xerox’s name because of its successful printing and hardware business, but you may not know that its services expertise is just as strong.  Xerox leads the industry in Managed Print Services and helping businesses and government develop online document archives, analyzing how employees can most efficiently share documents and knowledge in the office, operating in-house print shops or mailrooms, and building Web-based processes for personalizing direct mail, invoices, brochures and more.

How will you benefit from this partnership?  Together with Xerox, ACS will be able to grow and scale in incredible ways.  By leveraging Xerox’s industry-leading document management, record of innovation, and R&D investments, we will be able to offer comprehensive document solutions, create new automated and differentiated business processing services and accelerate ACS’ various Land Records initiatives.  In short, the combination of Xerox and ACS will establish a solutions provider that surpasses every competitor and sets a new standard for document technology and business processing solutions management.

The real winner in this transaction is you, our valued client.  With Xerox as a partner, we are focused on aligning technology to solve business process problems.  ACS will be able to provide improved offerings by integrating a variety of systems, creating end-to-end document management solutions.  In the months to come as we begin the integration process, we look forward to sharing with you some specific opportunities for your County.

We do not expect any personnel changes related to this announcement.  You will continue to work with the same great GRM team you have in the past and we expect to leverage additional Xerox resources once the transition is complete.  You will also not experience any disruption of service or support because of this change.  In fact, through this change, we expect to become stronger and more responsive to our customers needs than we have ever been.  We ask that you be as open to this opportunity as we are and welcome the positive results as they come.

We will continue to do our best to keep you updated on the progress of this transaction.  However, should you have any immediate questions or concerns, please feel free to call me at 612-860-6364.  Thank you for your continued support, it is very much appreciated.

Best Regards,

Kevin Lafeber
Sr. Vice President
ACS:  Government Records Management Div.

Copyright(C) 2008 Affiliated Computer Services, Inc. (ACS) All rights reserved.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, ACS will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  ACS and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.